January 19, 2011

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Attn: Jonathan Groff

Telephone Number:

(202) 551-3458

Attorney-Advisor

Fax Number:

(703) 813-6986

450 Fifth Street, N.W.

Washington, DC 20549

RE:	Form 8-K Filed August 16, 2010
As amended January 14, 2011
File No. 0-24688

Dear Mr. Groff:

In response to a phone conversation with staff, we are writing this letter to clarify the back-in interest of Paragon Petroleum Inc. in regards to the Aquamarine Project –Marg A-5 Non-Exclusive on page 10.  The following information will be included in future filings:

In the entirety of the leasehold, Offshore Paragon Petroleum Inc. (“Paragon”) enjoys a back-in after project payout (being the payout of all costs attributable to the drilling, completion, equipping and operating of the first two wells drilled on the block) of 10% of 8/8ths working interest which interest shall be subject to all royalties and other burdens in existence as of February 2006. Paragon shall have the same right to participate or not in any future wells drilled and, if participating, will pay its proportionate share of drilling and other costs incurred. Failure to participate shall be subject to any penalties as provided for in the applicable Joint operating Agreement.

RADIANT OIL & GAS, INC.

/s/ John M. Jurasin

John M. Jurasin, Chief Executive Officer,

Principal Accounting Officer, and

Chief Financial Officer